Xcorporeal, Inc.
11400 W. Olympic Blvd., Suite 200
Los Angeles, California 90064
(310) 738-5138
January 30, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re:	Xcorporeal, Inc. Request for Withdrawal of Registration Statement on Form S-3 File No. 333-139647
Dear Mr. Mancuso:
Xcorporeal, Inc. (the “Company”) hereby requests to withdraw its Registration Statement on Form S-3 (File No. 333-139647) (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on December 22, 2006 under the Securities Act of 1933, as amended.
In response to the correspondence from the staff of the Commission dated January 18, 2007, stating, in Comment No. 1 thereof, that the Company should withdraw the Form S-3 or amend so that it is in proper form, because the Company is not eligible to register shares for resale by selling stockholders on Form S-3 since its common stock is not quoted on the automated quotation system of a national securities association, the Company has elected to withdraw the Registration Statement until such time as its common stock is quoted on the OTC Bulletin Board.
No securities were sold by the selling stockholders in connection with the offering set forth in the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.
Very truly yours,
XCORPOREAL, INC.
By: /s/ Daniel S. Goldberger
Name: Daniel S. Goldberger
Title: President & COO
cc: John C. Kirkland, Esq.